David S. Hunt email: dh@hunt-pc.com	The Hunt Law Corporation A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

September 20, 2007

Ms. Linda van Doorn

Securities And Exchange Commission

Washington, DC 20549

Mail Stop 4561

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Form 10-KSB for the year ended December 31, 2006

Filed April 2, 2007

File No. 0-51230

Dear Ms. van Doorn:

Castle Arch Real Estate Investment Company is in receipt of your correspondence dated August 31, 2007. Thank you for your review of our filing. We respectfully respond as follows:

Form 10-KSB for the year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statement of Financial Condition, page F-2

1. In accordance with Rule 5-02 of Regulation S-X, we would have expected minority interest in consolidated subsidiary to be presented outside of members’ capital. Please tell us your basis for presenting minority interest in [a] consolidated subsidiary within members’ capital or revise your presentation.

Our research of Rule 5-02 of Regulation S-X suggests that it is appropriate to include minority interests in a consolidated subsidiary within members’ capital.  The only reference identified in Rule 5-02 to minority interest in consolidated subsidiaries is in paragraph 27; however, this paragraph contemplates disclosure of preferred stock amounts and material preferred stock dividend requirements.

In determining the propriety of including minority interest in a consolidated subsidiary within members’ capital, we referenced Statement of Financial Concepts (SFAC) No. 6, Elements of Financial Statements, specifically, paragraph 254, which suggests that a preference is given to presenting minority interests as a part of equity, rather than as a liability.  Furthermore, at its March 28, 2006 meeting, the FASB concluded that “noncontrolling interests in subsidiaries should be presented in the consolidated balance sheet within equity separate from the parent shareholders’ equity” (see Action Alert No. 06-14, April 6, 2006).

Although these references are not authoritative and do not establish GAAP, we believe that they accurately reflect the current preference of the FASB as it pertains to the appropriate classification of minority interest in consolidated subsidiaries.  Given the absence of GAAP literature on the issue, we have elected to follow the preference of the FASB based on the aforementioned references.

Our objective is, of course, to present the clearest and most accurate snapshot of our company’s financial condition and equity dilution. We are very sensitive to, and respectful of, the Commission’s feedback and are prepared to address further comments to this filing or amend the filing upon discovery of compelling grounds.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Castle Arch Real Estate

Investment Company, L.L.C.

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